Exhibit 99.1

FOR IMMEDIATE RELEASE

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	27 January 2012

SIMS METAL MANAGEMENT NAMED ONE OF THE GLOBAL 100 MOST SUSTAINABLE CORPORATIONS IN THE WORLD FOR FOURTH YEAR IN A ROW

Sims Metal Management (the “Company”) has been designated as one of the Global Top 100 Most Sustainable Corporations for the fourth year in a row. The list, compiled by sustainable business publication Corporate Knights, was announced at the 2012 World Economic Forum in Davos, Switzerland.

Sims Metal Management moved up 52 spots from last year’s Global 100 list, to number 11 in the world. The Global 100 rankings identify companies that consistently demonstrate superior leadership and performance on a range of environmental, social and governance policies relative to their industry peers. Companies on the list are considered better equipped than their competitors to thrive and succeed in the longer term due to the sustainable approach used to manage their businesses.

Group Chief Executive Officer Dan Dienst commented, “It is a great honor to be included for the fourth year on the Global Top 100 Most Sustainable Corporations list. We are humbled to have moved up to number 11 on the list from number 63 and would not have been possible without the hard work of our 6,500 employees across 23 countries, five continents and 260 locations. Whether or not you believe climate change is a man-made phenomenon or just a natural ebb and flow of our planet’s climate, Sims Metal Management is one company that has a noticeable positive impact on the environment and, by extension, a positive impact on the forces that influence climate change. Sims Metal Management is part of the solution to protect the planet, and our men and women around the world are on the front lines, dedicated to the mission of doing well by doing good.”

Additional criteria used in compiling Global Top 100 Most Sustainable Corporations list include ethical and responsible decision-making, recognizing the interests of stakeholders, respecting the rights of shareholders, and communication with customers, investors, regulators and policymakers. Taken together, according to the Corporate Knights ranking, these factors currently designate the Company as a leading sustainable enterprise in the world, both environmentally and from a stakeholder perspective.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 260 facilities and 6,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For further information contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430